

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 9, 2020

Thomas Ulmer
Chief Financial Officer
Immatics B.V.
2130 West Holcombe Boulevard, Suite 900
Houston, Texas 77030

Re: Immatics B.V.
Amendment No. 2 to Registration Statement on Form F-4
Filed June 8, 2020
File No. 333-237702

Dear Mr. Ulmer:

We have reviewed your amended registration statement and have the following comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 1, 2020 letter.

Amendment 2 to Form S-1

Material Tax Consequences, page 33

1. We note your response to our prior comment 4 and that the tax opinions filed as Exhibit 8.1, Exhibit 8.2, and Exhibit 8.3 are short-form tax opinions. Please revise the tax disclosure in your registration statement to clearly identify and articulate the opinion counsel. In addition, please revise your disclosure to remove language that assumes the tax matters at issue (e.g., "Provided that the Mergers qualify as a 'reorganization' within the meaning of Section 368(a) of the U.S. Tax Code"). Also, please revise Exhibit 8.2 and Exhibit 8.3 to state clearly that the disclosure in the registration statement is the opinion of counsel. For guidance, refer to Section III of Staff Legal Bulletin No. 19.

You may contact Li Xiao at (202) 551-4391 or Brian Cascio at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay at (202) 551-7237 or Celeste Murphy at (202) 551-3257 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences